UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission file number 1-12552

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE TALBOTS, INC. RETIREMENT SAVINGS VOLUNTARY PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Talbots, Inc.

One Talbots Drive

Hingham, Massachusetts 02043

THE TALBOTS, INC.

RETIREMENT SAVINGS VOLUNTARY PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011	3

Notes to Financial Statements	4–14

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2011	16

NOTE:   All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EX-23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of and Participants in

The Talbots, Inc. Retirement Savings Voluntary Plan:

We have audited the accompanying statements of net assets available for benefits of The Talbots, Inc. Retirement Savings Voluntary Plan (the “Plan”) as of December 31, 2011 and 2010 and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

June 28, 2012

THE TALBOTS, INC.

RETIREMENT SAVINGS VOLUNTARY PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS:

Participant-directed investments — at fair value	$123,656,522	$141,334,849

Receivables:
Notes receivable from participants	2,504,024	2,708,092
Accrued investment income	—	169,970
Contributions receivable	—	91,384

Total receivables	2,504,024	2,969,446

Total assets	126,160,546	144,304,295

LIABILITIES:
Payable to broker for investments purchased	7,695	2,897
Accrued administrative expenses	46,298	7,003
Excess contributions payable	151,899	217,092

Total liabilities	205,892	226,992

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	125,954,654	144,077,303
Adjustment from fair value to contract value for fully benefit-responsive stable value fund	(304,682)	(54,297)

NET ASSETS AVAILABLE FOR BENEFITS	$125,649,972	$144,023,006

See notes to financial statements.

THE TALBOTS, INC.

RETIREMENT SAVINGS VOLUNTARY PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

CONTRIBUTIONS:
Employer	$1,420,065
Participant	7,778,484
Rollover	470,739

Total contributions	9,669,288

INVESTMENT ACTIVITY:
Net depreciation in fair value of investments	(10,588,617)
Dividend and interest income	1,113,246

Total investment activity	(9,475,371)

INTEREST EARNED ON NOTES RECEIVABLE FROM PARTICIPANTS	121,453

DEDUCTIONS:
Benefit paid to participants	(18,542,816)
Administrative expenses	(145,588)

Total deductions	(18,688,404)

NET DECREASE	(18,373,034)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	144,023,006

End of year	$125,649,972

See notes to financial statements.

THE TALBOTS, INC.

RETIREMENT SAVINGS VOLUNTARY PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

1.	DESCRIPTION OF THE PLAN

The following description of The Talbots, Inc. Retirement Savings Voluntary Plan (the “Plan”) is for general information purposes only. Participants should refer to the Plan document for more complete information.

General Information and Plan Merger — The Plan is a defined contribution 401(k) plan established by The Talbots, Inc. (the “Company” or “Plan Sponsor”) on January 1, 1989, amended and restated effective as of January 1, 1997, and subsequently amended and restated effective as of January 1, 2009 for the employees of the Company. Wells Fargo Institutional Retirement and Trust (“Wells Fargo”) was the trustee and recordkeeper of the Plan for 2011 and 2010. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective December 1, 2010, the J. Jill Group 401(k) Plan (“Jill Plan”) was merged into the Plan resulting in net assets of $7,629,736 being transferred into the Plan in 2010 and participants in the Jill Plan becoming participants in the Plan. The Jill Plan was a defined contribution 401(k) plan that was originally established by The J. Jill Group, Inc. effective January 1, 1994. On July 2, 2009, the Company sold certain assets of its J. Jill business to Jill Acquisition LLC (the “Purchaser”), an affiliate of Golden Gate Capital, a San Francisco-based private equity investment firm (the “Transaction”). The assets and liabilities of the Jill Plan were not sold to the Purchaser, and the Company continued to manage the Jill Plan after the Transaction.

Eligibility — All employees of the Company are eligible to participate in the Plan on their date of hire provided they are at least 18 years of age. Leased employees, temporary employees and seasonal employees are not eligible to participate in the Plan.

Participant Contributions — Participants may contribute in whole percentages up to 60% of their eligible compensation, as defined, subject to Internal Revenue Code (the “Code”) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“rollover contributions”). Participants who are ages 50 and older are permitted to make additional catch-up contributions. Participants may also make contributions from after-tax dollars by entering into a compensation reduction authorization agreement provided the combination of both pre-tax and after-tax contributions does not exceed 60% of their compensation.

Employer Contributions — Participants are eligible to receive matching contributions following the completion of one year of service, at the Company’s discretion. After-tax and catch-up contributions are not subject to matching contribution. The Company’s matching contribution for each payroll period for the year ended December 31, 2011 was 50% of the participant contribution up to 3% of the participant’s eligible compensation.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, rollover contributions and any Company discretionary matching contributions and is adjusted for gains and losses based on the investment performance of a participant’s account, less any withdrawals and distributions. The participant is entitled to a benefit equal to his or her vested account balance.

Vesting — All participant contributions are 100% vested immediately. Company matching contributions vest 20% after each year of service according to a five-year vesting schedule.

Forfeitures — Forfeitures generated from unvested Company matching contributions are first applied to restore previously forfeited accounts where the participant is re-employed within a certain period after termination, second applied against administrative expenses, and third to reduce Company matching contributions. At December 31, 2011 and 2010, forfeited non-vested accounts totaled $46,097 and $55,414, respectively. During the year ended December 31, 2011, forfeitures of $87,604 were used to pay administrative expenses. The Company did not use forfeitures to reduce the amount of its contributions in 2011.

Investment Options and Investments — Participants direct the investment of their contributions and Company matching contributions into various investment options offered by the Plan. Participants may change their investment options at any time. As of December 31, 2011, the Plan offered more than twenty diversified investments in registered investment companies, one common/collective trust – stable value fund, a pooled commingled fund (the PIMCO Total Return Fund), and a Company common stock fund as investment options for participants.

Benefit Arrangements — Prior to termination from employment, a participant may elect to (i) withdraw his or her rollover contributions at any time, (ii) withdraw after-tax contributions at any time, (iii) withdraw his or her vested account balance upon attainment of age 59-1/2, or (iv) request a hardship withdrawal. With regard to hardship withdrawals, upon approval by the Plan Administrator, participants may withdraw from their participant pretax contributions (after first exhausting all other assets reasonably available) in order to satisfy certain immediate and heavy financial needs. There is no minimum dollar amount for a hardship withdrawal, and the number of hardship withdrawals allowed per year is unlimited. Participant deferrals are suspended for a period of six months after obtaining a hardship withdrawal.

The Plan also provides that a participant may elect to receive his or her vested account balance following termination of employment. Distributions will be made in a lump sum or a partial distribution of the participant’s vested account balance, provided that no payment may be made without the participant’s consent if such payment would be in excess of certain amounts designated in the Plan document. If a participant’s vested account balance is $5,000 or more, he or she can elect to have a portion of the distribution come from the Company common stock fund distributed in the form of whole shares of Company common stock provided that the participant holds 50 or more shares (or the cash equivalent thereof) as a part of their account.

Notes Receivable from Participants — Participants may borrow from their accounts up to 50% of the vested value of their accounts. The minimum loan amount is $500 and the maximum loan amount is $50,000. A participant may only have one outstanding loan at a time. Loan terms range from one to five years or up to ten years for the purpose of purchasing a primary residence and are secured by the balance in the participant’s account. Interest rates are charged at current market rates. As of December 31, 2011, interest rates on outstanding loans ranged from 4.0% to 9.5%. Principal and interest is paid ratably through payroll deductions. As of December 31, 2011, remaining terms on such outstanding loans ranged from approximately six days to nine years.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures made in the financial statements and accompanying notes. Accordingly, actual results may differ from those estimates.

Risks and Uncertainties — The Plan invests in various securities including registered investment companies, common/collective trusts and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements and accompanying notes.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of registered investment companies are valued at quoted market prices, which represent the net asset values (“NAV”) of shares in these funds held by the Plan at year-end. The Company’s common stock in the common stock fund is valued at the closing market price reported on the New York Stock Exchange on the last business day of the Plan year. Investments in the pooled commingled fund and stable value fund are stated at their respective NAV or its equivalent, as a practical expedient for fair value. The stable value fund is then adjusted to contract value as described below. Contract value of the stable value fund is principal plus accrued interest.

In accordance with GAAP, the stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Certain expenses incurred in administering the Plan, including those necessary for the administration of the trust, are paid out of the principal or income of the trust unless paid by the Company at its sole discretion. Management fees and expenses charged to the Plan for investments in the registered investment companies and common/collective trusts are deducted from income earned by these investments on a daily basis and are not separately reflected in the accompanying financial statements. Consequently, management fees and expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Contributions — Participants’ contributions are recorded as of the last day of a payroll period. Rollover contributions are recorded when submitted to the recordkeeper. Company matching contributions are recorded as of the last day of a payroll period.

Benefit Payments — Benefit payments to participants are recorded upon distribution. There were no participants who had elected to withdraw from the Plan but had not yet been paid at December 31, 2011 and 2010.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

Recent Accounting Pronouncements —

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures, which amends Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, adding new disclosure requirements for fair value measurements classified as Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 was effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which became effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted this guidance in 2010, except for the Level 3 reconciliation disclosures, which the Plan adopted effective January 1, 2011. The adoption of the provisions of ASU 2010-06 did not materially affect the Plan’s financial statements.

ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs — In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 amends ASC 820, Fair Value Measurement, by expanding existing disclosure requirements for fair value measurements and modifying certain definitions in the guidance, which may change how the fair value measurement guidance of ASC 820 is applied. ASU 2011-04 will be effective for the Plan for fiscal years beginning after December 15, 2011 and must be applied prospectively. The Plan is evaluating the impact that this ASU may have on its financial statements, if any.

3.	FAIR VALUE MEASUREMENTS

The Plan classifies fair value-based measurements using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 – quoted market prices in active markets for identical assets or liabilities;

•

Level 2 – observable inputs other than quoted market prices included in Level 1, such as quoted market prices for markets that are not active or other inputs that are observable or can be corroborated by observable market data; and

•

Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities, including certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2011 and 2010 and include the major categorization for debt and equity securities on the basis of the nature and risk of the investments.

	Investment Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Registered investment companies:
Equity funds	$48,014,575	$—	$—	$48,014,575
International equity funds	12,423,598	—	—	12,423,598
Balanced funds	27,311,348	—	—	27,311,348

Total registered investment companies				87,749,521
Common stock - The Talbots, Inc.*	1,879,551	—	—	1,879,551
Pooled commingled fund	—	14,183,897	—	14,183,897
Common/collective trust - stable value fund	—	19,843,553	—	19,843,553

Total investment assets at fair value	$89,629,072	$34,027,450	$—	$123,656,522

	Investment Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Registered investment companies:
Equity funds	$59,254,688	$—	$—	$59,254,688
International equity funds	21,919,590	—	—	21,919,590
Balanced funds	20,235,556	—	—	20,235,556
Other	641,295	—	—	641,295

Total registered investment companies				102,051,129
Common stock - The Talbots, Inc.*	4,882,685	—	—	4,882,685
Pooled commingled fund	—	14,240,947	—	14,240,947
Common/collective trust - stable value fund	—	20,160,088	—	20,160,088

Total investment assets at fair value	$106,933,814	$34,401,035	$—	$141,334,849

*	Represents a party-in-interest to the Plan

Transfers in and/or out of Level 3 occur at December 31. There were no Level 1, 2, or 3 transfers for the year ended December 31, 2011. Plan management transferred its investment for the stable value fund to a Level 2 investment classification as of December 31, 2010 based on the availability of an audited net asset value and the ability to redeem from the stable value fund in the near term as required under ASC 820. The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3) for the year ended December 31, 2010.

Change in Fair Value of Plan’s Level 3 Assets
Common/Collective Trust
2010
Beginning balance	$21,339,677
Purchases, sales, issuances, transfers and settlements, net	(21,623,452)
Realized gains, net	20,541
Unrealized gains, net	263,234

Ending balance	$—

The following tables set forth summaries of the Plan’s investments with a reported NAV.

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2011
				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value *	Commitment	Frequency	Restrictions	Period

Ameriprise INVT Trust (RVST) (a)	$19,843,553	$—	Daily	None	None
PIMCO Total Return Fund (b)	14,183,897	—	Immediate	None	None

Total	$34,027,450	$—

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2010
				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value *	Commitment	Frequency	Restrictions	Period

RVST Income Fund II (a)	$20,160,088	$—	Daily	None	None
PIMCO Total Return Fund (b)	14,240,947	—	Immediate	None	None

Total	$34,401,035	$—

*	The fair values of the investments have been estimated using the NAV of the investment.
(a)	The Ameriprise Investment Trust (previously RVST Income Fund II) is a stable value fund comprised of shares in the RiverSource Trust Collective Investment Funds for Employee Benefit Trusts Income Fund I (“Fund I”). Fund I seeks to invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds and other fixed income securities. The Plan invests in investment contracts through the Ameriprise Investment Trust, a common/collective trust.
(b)	The PIMCO Total Return Fund seeks to invest in debt securities to provide a total return consistent with the preservation of capital.

The valuation methods applied, as described in Note 2, Summary of Significant Accounting Policies, may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

4.	INVESTMENTS

The following investments at fair value represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2011 and December 31, 2010:

	2011	2010

American Balanced Fund	$18,196,976	$18,804,914
Davis New York Venture Fund (Class A)	7,200,420	8,522,096
Fidelity Spartan U.S. Equity Index Fund	23,725,343	25,476,829
Fidelity Value Fund	6,476,719	8,625,778
Janus Overseas Fund	9,732,649	18,402,379
PIMCO Total Return Fund *	14,183,897	14,240,947
Ameriprise INVT Trust (RVST Income Fund II)	19,843,553	20,160,088

*	Pooled commingled fund

During 2011 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

Registered investment companies:
Equity funds	$(2,027,006)
International equity funds	(5,834,802)
Balanced funds	(102,586)

Total registered investment companies	(7,964,394)
Pooled commingled fund	529,206
Common stock - The Talbots, Inc. *	(3,436,268)
Common/collective trust - stable value fund	282,839

Net depreciation in fair value of investments	$(10,588,617)

*	Represents a party-in-interest to the Plan

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Notes receivable from participants, investments in Company common stock, and investments managed by the Plan’s trustee are considered to be party-in-interest transactions. As of December 31, 2011 and 2010, the Plan held 706,598 and 573,085 shares, respectively, of common stock of the Company, with a fair value of $1,879,551 and $4,882,685, respectively. Participants direct their investment allocation and may elect to invest up to 50% of their contributions in Company common stock. In February 2009, the Company’s Board of Directors approved an indefinite suspension of cash dividends paid with respect to common stock of the Company. Accordingly, no dividend income was recorded during the year ended December 31, 2011.

Certain Plan investments are shares of registered investment companies managed by the Plan’s trustee, Wells Fargo. As of December 31, 2011 and 2010, the Plan held 64,352 and 137,285 of such shares, respectively, with a fair value of $64,352 and $137,285, respectively. Fees paid by the Plan for management services were included as a reduction of the return earned for each fund. Fees paid by the Plan to Wells Fargo for recordkeeping services were $26,922 for the year ended December 31, 2011.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated August 26, 2010, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income tax has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes that all Plan years remain open and subject to audit.

8.	EXCESS CONTRIBUTIONS PAYABLE

The amount contributed to the Plan from highly compensated employees in excess of the IRS-approved limit was $151,899 and $217,092 in 2011 and 2010, respectively. This amount is reflected as excess contributions payable in the accompanying statements of net assets available for benefits. All such amounts were refunded to the participants within the time allowed by the IRS.

9.	STABLE VALUE FUND

The Ameriprise INVT Trust (previously, RVST Income Fund II) – stable value fund (the “Fund”) is a collective trust fund sponsored by the RiverSource Trust. The beneficial interest of each participant is represented by units. The net asset value of the Fund is determined daily. Units can be issued and redeemed on any business day at the daily unit value. All earnings and gains and losses of the Fund are reflected in the computation of the daily unit value and are realized by the participant upon withdrawal from the Fund. No distributions of income and gains and losses are made to participants.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Limitations on the Ability of the Fund to Transact at Contract Value:

Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

•	Any transfer of assets from the Fund directly into a competing investment option

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Complete or partial termination of the Plan or its merger with another plan

Events That Impact the Fund — Certain events may limit the ability of the Fund to transact at contract value with the contract issuers for participant benefit payments or investment transfers (up to one year may be taken to honor a request for withdrawal from the Fund originating from a plan sponsor). Although such an event is not probable, an example may be a request by Ameriprise Trust Company, the trustee and recordkeeper for the Fund, to terminate or partially terminate the contract at market value.

The merger with the Jill Plan, described in Note 1, Description of the Plan, had no impact on the stable value fund.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and assets per the financial statements at December 31, 2011 and 2010 to Form 5500:

	2011	2010

Net assets available for benefits per the financial statements	$125,649,972	$144,023,006
Cumulative deemed loans (principal) on the Form 5500	(21,142)	(35,871)

Net assets available for benefits per the Form 5500	$125,628,830	$143,987,135

	2011	2010

Participant directed investments - at fair value per the financial statements	$123,656,522	$141,334,849
Adjustment from fair value to contract value	(304,682)	(54,297)
Notes receivable from participants	2,504,024	2,708,092
Cumulative deemed loans (principal) on the Form 5500	(21,142)	(35,871)

Assets per the Form 5500	$125,834,722	$143,952,773

The following is a reconciliation of the Plan’s net decrease in net assets available for benefits per the financial statements to net loss as reported in Form 5500 for the year ended December 31, 2011:

Net decrease in net assets available for benefits per the financial statements	$(18,373,034)
Loans shown as deemed loans on the Form 5500	14,729

Net loss per Form 5500	$(18,358,305)

11.	SUBSEQUENT EVENT

On May 30, 2012, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with TLB Holdings LLC, a Delaware limited liability company (the “Parent”), and TLB Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of the Parent (the “Sub”), which are both affiliates of Sycamore Partners Management LLC (“Sycamore”). Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, the Sub commenced a tender offer on June 15, 2012 (the “Offer”), to purchase all of the outstanding shares of the Company’s common stock at a price of $2.75 per share, without interest, net to the seller thereof in cash, on the terms and subject to the conditions set forth in the Merger Agreement. Upon the completion of the Offer, if successful and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, the Sub will merge with and into The Talbots, Inc. (the “Merger”), with The Talbots, Inc. surviving the Merger as a wholly-owned subsidiary of the Parent. The Merger Agreement also provides that the Merger may be consummated regardless of whether the Offer is completed; but if the Offer is not completed, the Merger will only be able to be consummated after the stockholders of the Company have adopted the Merger Agreement at a meeting of stockholders and subject to the satisfaction or waiver of other conditions to the consummation of the Merger as set forth in the Merger Agreement. In the Merger, each outstanding share of the Company’s common stock, other than shares of the Company’s common stock owned by the Parent or the Sub, owned by the Company as treasury stock or owned by stockholders who have validly exercised their appraisal rights under Delaware law, will be converted automatically into a right to receive $2.75 in cash, without interest.

Consummation of the Merger is subject to the satisfaction or waiver of a number of conditions, including, among other things, satisfaction of minimum tender conditions; the expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as

amended; non-disapproval of the Office of the Comptroller of the Currency under the Change in Bank Control Act of the acquisition of control of Talbots Classics National Bank by the Parent and its affiliates, as applicable; receipt of a letter from the Pension Benefit Guaranty Corporation stating that it has concluded its investigation of the transaction; a minimum level of borrowing availability being maintained under the Company’s existing revolving credit facility as determined pursuant to the Merger Agreement and related agreements; and the Parent’s receipt of proceeds of, or appropriate confirmation of, applicable debt financings either directly or indirectly through the Sub or the Company, among other closing conditions. The Merger Agreement also contains customary representations, warranties and covenants of the parties and, pending the consummation of the Merger, subjects the Company to significant limitations and restrictions on the ordinary conduct of its business without the consent of Sycamore.

The proposed Merger is not expected to materially impact the Plan’s financial statements except that, upon any successful completion of the Merger; there will no longer be a public trading market for the Company’s common stock, and the Company’s common stock will no longer be available as an investment option for Plan participants.

For further information on the Merger, the Merger Agreement and related agreements, please refer to the Company’s Current Report on Form 8-K filed with the United States Securities & Exchange Commission on June 1, 2012 and the Merger Agreement filed as an exhibit thereto. The foregoing description of the Merger does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Merger Agreement and related agreements. The Merger Agreement contains representations and warranties the Company, Parent and Sub made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract among the Company, Parent and Sub and may be subject to important qualifications and limitations agreed to by the Company, Parent and Sub in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders or may have been used for purposes of allocating risk among the Company, Parent and Sub rather than establishing matters as facts.

******

SUPPLEMENTAL SCHEDULE

THE TALBOTS, INC.

RETIREMENT SAVINGS VOLUNTARY PLAN

EIN # 41-1111318

Plan No. 002

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2011

		(c) Description of investment including
	(b) Identity of issue, borrower,	maturity date, rate of interest,	(d) Cost	(e) Current
(a)	lessor, or similar party	collateral, par, or maturity value	**	value

	Alger Small Mid-cap Growth Fund I	Registered Investment Company		$1,344,858
	American Balanced Fund	Registered Investment Company		18,196,976
	American EuroPacific Growth Fund	Registered Investment Company		887,626
	Brandywine Blue Fund Inc.	Registered Investment Company		1,527,416
	Columbia Smallcap Value I Fund	Registered Investment Company		2,004,061
	Davis New York Venture Fund (Class A)	Registered Investment Company		7,200,420
	Fidelity Equity-Income Fund	Registered Investment Company		745,419
	Fidelity Freedom 2000	Registered Investment Company		160,857
	Fidelity Freedom 2005	Registered Investment Company		32,979
	Fidelity Freedom 2010	Registered Investment Company		458,370
	Fidelity Freedom 2015	Registered Investment Company		866,650
	Fidelity Freedom 2020	Registered Investment Company		2,625,080
	Fidelity Freedom 2025	Registered Investment Company		761,360
	Fidelity Freedom 2030	Registered Investment Company		1,839,417
	Fidelity Freedom 2035	Registered Investment Company		748,883
	Fidelity Freedom 2040	Registered Investment Company		810,906
	Fidelity Freedom 2045	Registered Investment Company		573,940
	Fidelity Freedom 2050	Registered Investment Company		483,573
	Fidelity Freedom Income Fund	Registered Investment Company		268,910
	Fidelity Growth Company Fund	Registered Investment Company		2,529,440
	Fidelity Spartan U.S. Equity Index Fund	Registered Investment Company		23,725,343
	Fidelity Value Fund	Registered Investment Company		6,476,719
	Janus Overseas Fund	Registered Investment Company		9,732,649
	Lazard Emerging Markets Fund	Registered Investment Company		1,803,323
	Royce Low-Priced Stock Fund	Registered Investment Company		1,879,994
*	WF Adv Heritage MM Fund	Registered Investment Company		64,352
****	PIMCO Total Return Fund (Admin)	Pooled Commingled Fund
	PIMCO Total Return Fund	Registered Investment Company		14,183,897
	Ameriprise INVT Trust	Common/Collective Trust - Stable Value Fund		19,843,553
*	The Talbots, Inc.	Common Stock		1,879,551

	TOTAL INVESTMENTS AT FAIR VALUE			123,656,522
	Adjustment from fair value to contract value for fully benefit-responsive stable value fund			(304,682)

	INVESTMENTS ADJUSTED TO CONTRACT VALUE			123,351,840
* ***	Participant loans maturing through 2021 at interest rates of 4.0% - 9.5%			2,482,882

	TOTAL ASSETS PER FORM 5500			$125,834,722

*	A party-in-interest as defined by ERISA
**	Cost information is not required for participant-directed investments and therefore is not included.
***	Net of $21,142 of cumulative deemed loan distributions
****	Fund is not a direct filing entity; therefore the underlying investment has been included.

Exhibit Index

Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE TALBOTS, INC. RETIREMENT SAVINGS VOLUNTARY PLAN

Date: June 28, 2012	By:	/s/ Kyle Polischuk
Kyle Polischuk
Vice President, Human Resources

	By:	/s/ Michael Scarpa
Michael Scarpa
Chief Operating Officer, Chief Financial Officer, and Treasurer